As filed with the Securities and Exchange Commission on November 25, 2008
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

CLINICAL DATA, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3826	04-2573920
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)
One Gateway Center, Suite 702
Newton, MA 02458
(617) 527-9933
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Andrew J. Fromkin
President and Chief Executive Officer
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458
(617) 527-9933
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Marc A. Recht
Cooley Godward Kronish LLP
The Prudential Tower, 800 Boylston St., 46th Floor
Boston, MA 02199
(617) 937-2300

     Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐
     If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐
CALCULATION OF REGISTRATION FEE

		Proposed	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Maximum Offering	Aggregate	Registration
Securities Being Registered	Registered (1)	Price per Share (2)	Offering Price (2)	Fee
Common stock, $0.01 par value per share	2,272,383	7.85	$17,838,206.55	$702.00

(1)	This amount consists of 1,514,922 shares of common stock currently held by certain of the selling stockholders and 757,461 shares of common stock issuable upon exercise of warrants held by certain of the selling stockholders. In accordance with Rule 416(a) of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant is also registering hereunder an indeterminate number of shares that may be issued and resold to prevent dilution resulting from stock splits, stock dividends or similar transactions applicable to shares underlying the convertible note and warrants.

(2)	Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of computing the amount of the registration fee, based upon the average of the high and low sale prices of our common stock as reported on the Nasdaq Global Market on November 21, 2008.
     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
SUBJECT TO COMPLETION, DATED NOVEMBER 25, 2008
Clinical Data
2,272,383 Shares of Common Stock

     The selling stockholders of Clinical Data, Inc., listed on page 14, may offer and resell the following shares of our common stock under this prospectus, each for their own accounts:
•	Up to 1,514,922 shares of our common stock, which we issued in a private placement on September 26, 2008; and

•	Up to 757,461 shares of our common stock, which we will issue upon exercise of warrants we issued in a private placement on September 26, 2008.
     The number of shares these stockholders may sell includes shares of common stock that are currently issued and outstanding. The prices at which these stockholders may sell these shares will be determined by the prevailing market price for shares of our common stock or in negotiated transactions. We cannot predict when or in what amounts a selling stockholder may sell any of the shares offered by this prospectus. We will not receive any of the proceeds from the sale of these shares. All expenses of registration incurred in connection with this offering are being borne by us, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.
     Our common stock is quoted on the Nasdaq Global Market under the symbol “CLDA.” On November 24, 2008, the last sale price of our common stock as reported on the Nasdaq Global Market was $8.65 per share.
     Investing in our common stock involves risks. You should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 3 of this prospectus and in the documents we file with the Securities and Exchange Commission that are incorporated by reference in this prospectus before making a decision to purchase our stock.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
The date of this prospectus is                      ____, 2008.

     You may rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained incorporated by reference in this prospectus is correct as of any time after the date of this prospectus.
     Unless the context otherwise requires, the terms “we,” “us,” “our,” “Clinical Data,” and “the Company” refer to Clinical Data, Inc., a Delaware corporation, and its subsidiaries.

ii

WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (Exchange Act), and in accordance with such laws, we file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy any document we file at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov and at our website at http://www.clda.com.
     We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered by this prospectus. When used in this prospectus, the term “registration statement” includes amendments to the registration statement as well as the exhibits, schedules, financial statements and notes filed as part of the registration statement. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement. This prospectus omits information contained in the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and the securities offered by this prospectus, reference is made to the registration statement. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed with the SEC as an exhibit to the registration statement, each such statement being qualified by and subject to such reference in all respects. With respect to each such document filed with the SEC as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved.

PROSPECTUS SUMMARY
     We are a Delaware corporation headquartered in Newton, Massachusetts. We operate our business in two segments: PGxHealth® and Cogenics®.
     PGxHealth develops and commercializes targeted therapeutics and predictive tests from its growing portfolio of late-stage compounds and proprietary genetic biomarkers with the objective of improving the efficacy and safety of drugs. PGxHealth is seeking to gain U.S. Food and Drug Administration, or FDA, approval to commercialize its novel dual-serotonergic drug candidate, vilazodone, along with a companion pharmacogenetic test for the treatment of depression. PGxHealth’s genetic and pharmacogenetic tests are marketed to healthcare providers, reimbursed by certain third-party payers, and are available through prescription by healthcare providers.
     Cogenics markets a wide range of genomic services to pharmaceutical, biotechnology, academic, agricultural and government clients to assist them in scientific investigations relating to human, animal and plant genomes performed on a variety of platforms. These genomic services include sequencing, genotyping, gene expression and bio-banking that are offered in both regulated and unregulated markets.
     We were formed in 1972 to offer ambulatory diagnostic monitoring for clinical and research applications. Our transformation began in 2005 when we established our molecular and pharmacogenomics businesses in the third and fourth quarters of fiscal 2006 through the acquisition of Genaissance Pharmaceuticals, Inc., or Genaissance, Icoria, Inc., or Icoria and Genome Express S.A., or Genome Express. The acquired businesses had a significant impact on the reported results of operations and financial position for the latter half of fiscal 2006 and all of fiscal 2007 and 2008. Prior to the acquisitions, Genaissance, Icoria and Genome Express reported significant operating losses and required sizable and ongoing cash investments in their respective operations. Since their acquisition by us, these companies have been integrated, operations continue to be refined and optimized, and resources are being refocused on the specific endeavors in the research and clinical genomics areas in order to drive value for the Company, its clients and shareholders. Operating losses may continue for the next twelve months or longer depending upon business developments and research and development efforts, particularly those related to vilazodone, intellectual property acquisition, sales force development, and predictive test development and commercialization.
     On October 6, 2005, we acquired Genaissance, a leader in the discovery and application of human gene variation for the development of a new generation of DNA-guided tests and therapeutic products with an established market presence in pharmacogenomics and molecular services. The acquisition of Genaissance enabled us to advance and commercialize our pharmacogenetic and genetic tests, which we more broadly call Therapeutic Diagnostics™ and are specifically branded PGxPredict or FAMILION tests, with the intention of marketing these tests to allow healthcare providers to better assist in the diagnosis of complex diseases and guide the use of specific therapies in individuals. These technologies are playing a groundbreaking role in the product development efforts for future commercialization of predictive tests through PGxHealth. In addition, we advanced our in-licensed therapeutic, vilazodone, through its first Phase III clinical trial, which successfully met its primary and secondary efficacy endpoints. We have also identified proprietary biomarkers of response to vilazodone. Through this acquisition, we also gained the expertise to in-license and further develop intellectual property from outside parties with the goal of developing and commercializing genetic tests and biomarker-guided therapeutics. The acquisition of Genaissance was an important step in our objective to transform Clinical Data and grow our business and revenues in the strategic areas of genomics and molecular services, pharmacogenetics and genetic testing, and targeted therapeutics.
     On December 20, 2005, we acquired Icoria, a biotechnology company which analyzed biological function at the level of gene expression and biochemical pathways to discover and validate novel biomarkers for the research community. Icoria’s revenue was primarily generated from government grants which ended December 31, 2007 and are no longer contributing to the revenues of Clinical Data. Icoria’s gene expression business has been integrated into the broader genomics services offerings of Cogenics.
     On March 7, 2006, we acquired Genome Express. Genome Express provides genomic contract services, including current and so-called “next generation” sequencing and molecular biology services, and performs integrated genomics analyses. This acquisition expanded our footprint in Europe for the provision of genomics services and has been integrated into our Cogenics business.
     On December 26, 2006, to reflect our integration of these acquisitions, we changed the name of Genaissance to Cogenics, and added the Cogenics brand name to Genome Express. These new names reflect the comprehensive and complementary range of genomics services offered by these entities. On November 20, 2006, we formed PGxHealth LLC, or PGxHealth, a wholly-owned subsidiary of Cogenics, to centralize the development and commercialization of our proprietary biomarker development, our pharmacogenomics and genetic tests and our sole compound, vilazodone. PGxHealth’s tests assist providers and payers in diagnosing complex diseases and determining the most appropriate therapeutic for a particular patient, which should reduce therapeutic and/or medical costs and improve clinical outcomes. Intellectual property, infrastructure, personnel and other assets from Genaissance, as well as Epidauros (discussed below), are the basis for PGxHealth’s business plan.
     On August 23, 2007, we acquired Epidauros Biotechnologie A.G., or Epidauros, in an all-cash transaction for €8.75 million, or $11.9 million. In the transaction, we acquired Epidauros’ operations in Germany and an intellectual property portfolio that includes biomarkers in genes relating to prominent drug transporters, such as MDR1, MRP1 and OCT1, and important cytochrome P450 drug metabolizing gene biomarkers including CYP2B6 and CYP2D6. These biomarkers play an important role in drug performance in individuals across a variety of therapeutic classes, and we believe that this portfolio complements our existing biomarker portfolio, resulting in a significant impact on our test development and potentially on therapeutic companion diagnostic opportunities.
     On August 4, 2008, we acquired the assets of Adenosine Therapeutics, LLC, or Adenosine, a developer of drug products based on its extensive portfolio of composition of matter and method of use patents relating to selective adenosine receptor modulators, in exchange for $11 million in cash and entered into a $22 million five-year promissory note and a separate $3.2 million 32-month promissory note with the members of Adenosine. We may pay contingent consideration of up to $30 million in cash upon the achievement of certain regulatory and commercial milestones. Two compounds in the Adenosine Therapeutics pipeline are the subject of licensing option agreements. Novartis holds an option to partner on the development of ATL844, in preclinical study for the treatment of diabetes and asthma, and a confidential partner holds an option on another compound in preclinical development for an ophthalmic indication.
     On October 27, 2008, we entered into a definitive merger agreement to acquire Avalon Pharmaceuticals, Inc., or Avalon, for approximately $10 million in shares of our common stock, payable to current Avalon stockholders based upon the 15-day volume weighted average price of $12.49 for our common stock through Monday, October 27, 2008. Additionally, as part of the merger, we will issue contingent value rights to

Avalon stockholders, payable for up to $2.5 million of additional shares of our common stock, upon the receipt of certain milestone payments that Avalon may receive under its collaboration agreements with Merck & Co., Inc. and Novartis Institute for Biomedical Research, Inc. prior to June 30, 2010. Avalon’s board of directors has approved the merger agreement and has recommended the approval of the transaction to Avalon’s stockholders. The merger agreement is subject to various closing conditions, including approval by Avalon stockholders. Avalon stockholders will be asked to vote on the proposed transaction at a special meeting to be announced. The combined company will have a significantly expanded oncology business with a pipeline of promising oncology biomarkers and compounds, and a biomarker discovery platform to identify additional therapeutic and diagnostic candidates.
     Our headquarters are located at One Gateway Center, Suite 702, Newton, MA 02458. Our telephone number is (617) 527-9933 and our website is located at http://www.clda.com. The information on our website is not incorporated by reference into this filing. Our Annual Report on Form 10-K, Quarterly Reports on Forms 10-Q and Current Reports on Forms 8-K and all amendments to such reports are made available free of charge through the Investor Relations section of our website as soon as reasonably practicable after they have been filed with or furnished to the SEC.
Private Placements of Common Stock
     On September 26, 2008, we entered into a securities purchase agreement with accredited institutional investors pursuant to which we raised approximately $25 million through a private placement of shares of our common stock. In connection with the financing, we issued an aggregate of 1,514,922 shares of our common stock at a price per share of $16.5025, which equaled the closing bid price of the common stock on the Nasdaq Global Market on the Closing Date, plus $0.0625 per share. We also issued to the purchasers warrants to purchase up to 757,461 additional shares of our common stock. The warrants have an exercise price of $16.44 per share, equaling the closing bid price of our common stock on the Nasdaq Global Market on the Closing Date. The warrants are exercisable at any time six months after the closing date through the close of business on the fifth anniversary of the date on which the warrants first became exercisable. We did not use a placement agent in connection with the private placement.
The Offering

Common stock offered by the selling shareholders	2,272,383 shares of common stock.

Use of proceeds	We will not receive any of the proceeds from the sale of the shares by any of the selling stockholders.

Nasdaq Global Market symbol	“CLDA”

Risk Factors	See “Risk Factors” beginning on page 3 and other information in this prospectus for a discussion of factors you should consider carefully before investing in shares of our common stock.
RISK FACTORS
     An investment in our securities involves a high degree of risk. You should carefully consider the risk factors described below, together with the other information included in our Annual Report on Form 10-K before you decide to invest in our securities. Additional risks and uncertainties not presently known to us or that we do not currently believe are important to an investor, if they materialize, also may adversely affect the Company.
Risk Factors Related to Our Business and Operations.
Without additional capital raising opportunities, we will not have sufficient cash resources available to fund our current level of activities beyond March 2009, including our Phase III clinical trials for our lead product candidate, vilazodone.
          As a result of our acquisition of Adenosine Therapeutics, LLC in August 2008 and the acceleration of certain components of the vilazodone clinical trials, we believe that our current cash, cash equivalents and marketable securities will only be sufficient to fund our operations through March 2009, which is prior to the anticipated filing of the NDA with the FDA for vilazodone. We will need additional funds to continue operations and the development of vilazodone, as well as the operations of Adenosine beyond March 2009. Management is always evaluating additional sources of financing and would consider any of the following options:
•	Partnering opportunities with pharmaceutical or biotechnology companies for the marketing of vilazodone;

•	License or sublicense payments from the recently acquired Adenosine Therapeutics’ compounds and/or patents;

•	Sale of equity or debt securities; and/or

•	Sale of non-core assets.
          As evidenced by the September 30, 2008 private placement, we have been successful in raising capital in the past. However, the sale of any equity or debt securities may result in additional dilution to our stockholders, and we cannot be certain that additional financing will be available in amounts or terms acceptable to us, if at all.
          If we are unable to obtain financing or partnering opportunities, we may be required to implement cost reduction strategies. The most significant portion of the research and development expenses as well as some portion of sales and marketing expenses are discretionary and in anticipation of development and commercial launch of vilazodone. These cost reduction strategies could reduce the scope of and delay the timing of the planned vilazodone NDA filing, which could harm our financial condition and operating results. We are also in the process of prioritizing the various development projects that were acquired through the Adenosine Therapeutics acquisition. Similar to the vilazodone development, these projects are discretionary. However, the postponement or cancellation of any of these development efforts could have a material impact on our financial condition and operating results.
We may be unable to successfully complete the integration of the business of Adenosine Therapeutics.
          During fiscal 2009 we acquired Adenosine Therapeutics. The integration of this business has required and continues to require significant efforts from each company, including the coordination of product development, sales and marketing efforts and administrative operations. We have employees widely dispersed across our operations in Connecticut, Massachusetts, North Carolina, Virginia, Texas and other domestic and foreign locations, which has increased the difficulty of integrating operations. The continuing challenges involved in this integration include, but are not limited to:
•	Retaining existing customers and strategic partners of each company;

•	Coordinating research and development activities to enhance introduction of new products and technologies, especially in light of rapidly evolving markets for those products and technologies;

•	Preserving the value of various research and development, collaboration, distribution, manufacturing and other important relationships;

•	Effectively managing the diversion of management attention from business matters to integration issues;

•	Eliminating corporate overhead and consolidating administrative functions;

•	Combining product offerings and incorporating acquired technology and rights into product offerings effectively and quickly; and

•	Developing and maintaining uniform standards, controls, procedures and policies.
     If we are successful in consummating the merger with Avalon Pharmaceuticals, Inc. announced on October 27, 2008, the combined company will continue to experience losses from operations, and it may not be able to fund our operations and continue as a going concern.
     We have incurred net losses of $51.0 million, $37.6 million, $35.3 million and $70.0 million for the years ended March 31, 2006, 2007 and 2008 and for the six months ended September 30, 2008, respectively, and have an accumulated deficit of $203.6 million as of September 30, 2008.
     Based on the information currently available regarding our proposed plans and assumptions relating to operations, we anticipate that the net proceeds from our $25 million private placement occurring on September 26, 2008, together with our budgeted cash flow from operations, may not be sufficient to meet cash requirements for working capital and capital expenditures beyond March 2009 without additional sources of cash. As a result, it may be necessary for us to reduce or defer certain planned expenditures, to secure additional sources of revenue and/or to secure additional financing to support our planned operations. If additional sources of cash are not sufficient to cover our budgeted cash requirements, or if they do not materialize at all, we plan to reduce or defer certain budgeted expenditures. There can be no assurance that we will be able to obtain any additional sources of financing on acceptable terms, or at all.
     If we are not able to reduce or defer our expenditures, secure additional sources of revenue or otherwise secure additional funding, we will be unable to continue as a going concern, and we may be forced to restructure or significantly curtail our operations, file for bankruptcy or cease operations.
     Following the merger with Avalon Pharmaceuticals, the combined company will need additional capital in the future. If additional capital is not available, we may have to curtail or cease operations.
     We will need to raise more money to continue to fund our business in fiscal year 2010 and beyond. The combined company’s capital requirements will depend on several factors, including:
•	Costs of our clinical trials;

•	Costs of recruiting and retaining qualified personnel; and

•	Our possible acquisition or licensing of complementary technologies or acquisition of complementary businesses.
     We may seek additional funds through public and private securities offerings, arrangements with corporate partners, borrowings under lease lines of credit or other sources.
     If we can not raise more money, we will have to implement one or more of the following remedies:
•	Reduce our capital expenditures;

•	Scale back our development efforts, including our vilazodone clinical trials;

•	Significantly reduce our workforce;

•	Seek to license to others products or technologies that we otherwise would seek to commercialize ourselves; and/or

•	Curtail or cease operations.
Given our current product development efforts which have resulted in significant net losses, we expect to incur net losses for the foreseeable future.
          We have incurred operating losses since the fiscal year ended March 31, 2006. At September 30, 2008, we had an accumulated deficit of approximately $203.6 million. We expect to incur substantial additional operating losses over the next several years as our research, development, pre-clinical testing and clinical trial activities increase, particularly with respect to vilazodone.
          To become profitable, we, either alone or with collaborators, must successfully develop, manufacture and market our current and future product candidates, including vilazodone, and other products and continue to leverage our existing technologies to generate product and services revenue. It is possible that we will never have significant product sales revenue to become or sustain profitability.
In previous clinical trials performed by others, vilazodone failed to demonstrate significant efficacy and we may be unable to develop a commercially viable drug.
          In clinical trials conducted prior to our initial Phase III clinical trial, vilazodone was found to have an acceptable safety profile for its stage of development and demonstrated efficacy comparable to that of active comparators in Phase II studies, but failed to demonstrate a statistically significant improvement in efficacy when compared to placebo. In our initial Phase III clinical trial, vilazodone met both its primary and secondary endpoints for efficacy in depression, and we were able to identify candidate biomarkers for a potential companion pharmacogenetic test for response to vilazodone. We have launched a second confirmatory Phase III trial and we do not expect to unblind the data until late in fiscal year 2009 or early in fiscal year 2010. This data may not show that vilazodone was effective in this study overall or in a sufficient number of patients for us to use our biomarker data to attempt to develop a commercially viable product. In addition, it is possible that with incremental exposure of greater numbers of patients to vilazodone, adverse events may arise that have not been observed in the clinical program to date. Unanticipated adverse drug events, in terms of frequency or severity, could cause us to terminate the development program. Until all of the data from the trial can be collected and analyzed and reviewed in conjunction with our genetic marker discovery data, we will not know whether vilazodone will be shown to be safe and effective or to be a product that has commercial value. Regulatory review by the FDA will ultimately determine whether the drug gains marketing approval. We also do not know if additional clinical or non-clinical investigations may be required by FDA based on data generated during the ongoing clinical development program, manufacturing, and other efforts related to vilazodone including the biomarker development efforts. The outcome of this process is uncertain and delays in the process are possible, as is failure to obtain FDA approval or gain market acceptance for vilazodone which could adversely impact our commercial prospects.
Personalized medicine and pharmacogenomics is an emerging field, and therefore regulatory approval of our drug candidate and diagnostic tests may take longer and be less predictable than approval for untargeted medicines. Ultimately, personalized medicine may prove to be an unsuccessful industry, which would have a material adverse impact on our business and prospects.
          Personalized medicine is an emerging field and represents a new approach in healthcare, one which ultimately may not prove successful. Our business strategy involves seeking marketing approval for our current and potential new drug candidates with the use of a diagnostic test to pre-screen subsets of patient populations most likely to achieve therapeutic benefit and/or minimal side effects. This approach to drug development may not be scientifically feasible and may be unsuccessful as a commercial alternative to existing patient care.
          Moreover, the FDA has issued guidelines on the approval process for drugs with associated diagnostics and independent test, and it remains to be seen how the FDA will develop and implement standards for evaluation of integrated drug/diagnostic products such as ours. For example, for any given drug we do not know how effective our diagnostic must be in pre-screening patients in order to achieve marketing approval. Any genetic association that we identify may not be viewed by the FDA as valid or the FDA may impose unreasonable burdens in establishing efficacy, safety, utility and validity. Further, we may be unable to meet the current guidelines, or other future standards, issued by the FDA. In addition, because our approach involves the application of new technologies, various governmental regulatory authorities may subject our products to additional requirements and review. As a result, these authorities may grant regulatory approvals more slowly than for untargeted medicines. If we are unable to obtain FDA approval or experience a delay in such approval, where required, the development of our drug candidates and diagnostics may not occur or may occur more slowly than anticipated, and our business would suffer as a result.
If our assumption about the role of genes in diseases or drug response is wrong, we may not be able to develop useful products.
          The products we hope to develop involve new and unproven scientific approaches. They are based on the assumption that information about an individual’s genes may help scientists to better understand complex disease processes and that the magnitude of the effect of these genes is clinically and commercially useful. Scientists generally have a limited understanding of the role of genes in diseases and few products based on gene discoveries have been developed. Of the products that exist, most are diagnostic products. If our assumption about the role of genes in the disease process is wrong, our development programs may not result in products.
We may not successfully develop or derive revenues from any products.
          We use our technology and research capabilities to identify genes and gene variations that contribute to certain diseases and then develop compounds to target populations in which variation in these genes affects outcomes. Although we have identified genes and polymorphisms that we believe are likely to be associated with certain phenotypes, we may not be correct and may not be successful in identifying any other similar genes or in developing drugs or tests based on these discoveries. Any pharmaceutical or diagnostic products that we or our collaborators are able to develop will fail to produce revenues unless we:
•	Establish that they are safe and effective;

•	Establish that they are clinically valid and useful;

•	Successfully compete with other technologies and products;

•	Ensure that they do not infringe on the proprietary rights of others;

•	Establish that they can be manufactured in sufficient quantities at reasonable costs;

•	Obtain and maintain regulatory approvals for them; and

•	Market them successfully.
          We may not be able to meet these conditions. We expect that it will be years, if ever, before we will recognize significant revenue from the development of therapeutic or diagnostic products.

We may not derive significant revenues from our diagnostic tests.
          We currently offer our FAMILION family of tests including LQTS, BrS, CPVT and HCM, as well as DNA-based pharmacogenetic tests for warfarin and rituximab and are currently developing additional DNA-based diagnostic tests. Our ability to derive revenues from these tests will depend on, among other things, continued certification of our reference laboratory under CLIA by the State of Connecticut and other states, our continued compliance with applicable regulatory requirements and acceptance of the test by physicians. In addition, we may not be able to secure third-party insurance or other reimbursement for our tests. The path, timing and amount of third party reimbursement are unknown at this time. Accordingly, patients may have to pay for certain tests themselves and may be unwilling or unable to do so. As a result of these factors, we cannot predict whether or not we will be able to derive significant revenues from these tests.
If physicians and patients do not accept and use our tests and drugs, we will not achieve sufficient product revenues and our business will suffer.
          Even if the FDA approves our drug candidates, physicians and patients may not accept and use them. Acceptance and use of these products may depend on a number of factors including:
•	Perceptions by members of the healthcare community, including physicians, about the safety and effectiveness of our drugs;

•	Published studies demonstrating the cost-effectiveness of our drugs relative to competing products;

•	Accuracy and reliability of our laboratory testing;

•	Availability of reimbursement for our products from government or healthcare payers; and

•	Effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.
          The failure of our drug candidates to find market acceptance would harm our business and could require us to seek additional financing.
If we are unable to develop new and enhanced products that achieve widespread market acceptance, we may be unable to recoup product development costs, and our revenues and earnings may decline.
          Our future success depends on our ability to broadly market existing technologies, products and services; to develop and introduce new product and service offerings; and to grow our business in the blood analysis instrumentation, diagnostic assays DNA-based diagnostic and therapeutic products and human biomarker markets. We expect to commit substantial resources to developing new products and services as well as to continue marketing the existing products and services. If the market for these products and services does not develop as anticipated, or demand for our current product and service offerings does not grow or grows more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue and our business and operating results could be adversely affected.
If our products are not granted adequate reimbursement from third-party payers, we may be unable to successfully commercialize our products and we may never achieve widespread market acceptance of our products.
          Our ability to successfully sell our drug and biomarker tests in the U.S. and other countries depends on the availability of adequate reimbursement from third-party payers such as private insurance plans, managed care organizations and Medicare and Medicaid. Virtually all of our revenues for such products will be dependent on customers who rely on third party reimbursement. Third-party healthcare payers in the U.S. are increasingly sensitive to containing healthcare costs and heavily scrutinize new technology as a primary factor in increased healthcare costs. Third-party payers may influence the pricing or perceived attractiveness of our products and services by regulating the maximum amount of reimbursement they provide or by not providing any reimbursement. Medical community or third-party healthcare payers may deny or delay acceptance of our products or may provide reimbursement at levels that are inadequate to support adoption of our technologies.
          If these payers do not reimburse for our drugs or companion biomarker tests, or only provide reimbursement significantly below the costs of such products, our potential market and revenues will be materially limited. Use of our products may never become widely reimbursed and the level of reimbursement we obtain may never be sufficient to permit us to generate substantial revenue.
We recently have entered into new business areas and may not have the expertise, experience and resources to pursue all of our businesses at once.
          Individually, each of Clinical Data, Genaissance, Genome Express, Icoria and Epidauros has had experience in their respective areas of expertise, but we have only limited experience in pursuing all of the facets of these businesses at once. As a result, we may not have the experience, the appropriate expertise or the resources to pursue all businesses in our combined company and we may discover that some of the new facets of the combined business are not what we previously believed and are not financially viable.
If we are unable to develop and/or in-license or otherwise acquire new products and technologies, we may not be able to grow our company successfully.
          To date, we have relied significantly on acquisitions and in-licensing of intellectual property for our growth. For example, in 2005 we acquired three companies, including Genaissance, which provided us with our lead drug candidate, vilazodone, and most of the assets at PGxHealth. If we are unable to develop products and services internally, or to acquire companies or other technologies, we may not be able to continue our growth or to establish a leadership position in our industry. Additionally, even if such companies and/or other assets are available, we may not be able to acquire them on reasonable terms and therefore be required to pay a premium for their acquisition.
Due to our recent merger activity, it may be more difficult to obtain additional financing at favorable terms, if at all.
          Because we have operated as an integrated enterprise for only two full fiscal years, and as a combined company we have a significant history of losses, it may be more difficult to encourage investment in our company through public and additional private stock offerings, arrangements with corporate partners, credit facilities or from other sources. We may never realize enhanced liquidity in the public markets because the overhang in the public markets as a result of recent merger transactions may dissuade new investors. We will need to raise additional capital to fund our current level of activities beyond September 2009. If we are unable to secure adequate financing, we will not be able to pursue our product development and commercialization strategies as currently planned.
Because a significant portion of our total assets are represented by goodwill that is subject to mandatory annual impairment evaluations, we could be required to write-off some or all of this goodwill which may adversely affect our financial condition and results of operations.
          We accounted for the acquisitions of Genaissance, Genome Express, Icoria and Epidauros using the purchase method of accounting. The purchase prices for these businesses were allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the date of consummation of the respective mergers. The unallocated portions of the purchase prices were allocated to goodwill. Approximately 33% of our total assets at March 31, 2008 are goodwill and other intangibles, of which approximately $31.1 million is goodwill. In accordance with Statement of Financial Accounting Standards No. 142, goodwill is not amortized but is reviewed annually or more frequently if impairment indicators arise. The unamortized values of other intangibles are reviewed if certain conditions exist. During the fourth quarter of fiscal 2007, we assessed the recoverability of the intangibles acquired in the Icoria acquisition and were required to record an impairment charge of $2.6 million as the assets were not considered recoverable; there was no impairment charge during fiscal 2008. When we perform future impairment tests, it is possible that the carrying value of goodwill or other intangible assets could exceed their implied fair value and therefore would require adjustment. Such adjustment would result in a charge to operating income in that period. Once adjusted, there can be no assurance that there will not be further adjustments for impairment in future periods.
We may not be able to successfully integrate companies that we acquire in the future.
          Our success will depend in part on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. From time to time, we may pursue acquisitions of businesses that complement or expand our existing business, including acquisitions that could be material in size and scope.
          Any future acquisitions involve various risks, including:
•	Difficulties in integrating the operations, technologies and products of the acquired companies;

•	The risk of diverting management’s attention from normal daily operations of the business;

•	Potential difficulties in completing projects associated with in-process research and development;

•	Risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;

•	Initial dependence on unfamiliar supply chains or relatively small supply partners;

•	Insufficient revenues to offset increased expenses associated with the acquisition; and

•	Potential loss of key employees of the acquired companies.
          The failure to successfully integrate businesses we acquire in the future could have a material adverse impact on our business and results of operations.
We are dependent upon certain key personnel.
          We are highly dependent upon the principal members of our management, legal and scientific staff, including Andrew J. Fromkin, our President and Chief Executive Officer, C. Evan Ballantyne, our Chief Financial Officer, Caesar J. Belbel, our Chief Legal Officer and Carol R. Reed, M.D., our Chief Medical Officer. The loss of the service of any of these persons or other senior managers and key scientific and other personnel could seriously harm our business operations, product development and commercialization efforts.
We must implement additional and expensive finance and accounting systems, procedures and controls in order to grow our business and organization and to satisfy new reporting requirements, which will increase our costs and require additional management resources.
          Beginning with this Annual Report for our fiscal year ended March 31, 2008, we are required to comply with the internal control reporting requirements mandated by Section 404 of the Sarbanes-Oxley Act of 2002. Compliance with Section 404 of the Sarbanes-Oxley Act has and will continue to increase our costs and require additional management resources. We have upgraded our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements. If we are unable to complete the required Section 404 assessment as to the adequacy of our internal control over financial reporting in any future fiscal year, if we fail to maintain or implement adequate controls, or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal control over financial reporting, our ability to obtain additional financing could be impaired. In addition, investors could lose confidence in the reliability of our internal control over financial reporting and in the accuracy of our periodic reports filed under the Exchange Act. A lack of investor confidence in the reliability and accuracy of our public reporting could cause our stock price to decline and could limit our ability to raise funds necessary to continue our operations.
In order to conduct clinical trials and to market our drugs, we will have to develop methods to produce these drugs using approved methods and at commercially viable rates.
          In order to conduct clinical trials and ultimately to market any drugs we may develop, we or our third party contractors will need to obtain chemicals and components and, in some cases, licenses for proprietary formulation technology necessary for the manufacture of the products from third parties. We or our contractors will then need to implement the necessary technology in order to produce the drugs to exacting standards set by us and regulatory bodies. This is an uncertain and time consuming process; any disruption in it may delay or harm our ability to continue clinical development. For drugs which have reached the last stage of clinical trials, we or our contractors will have to develop methods to scale up the production of the drug at commercially viable rates. If we are not able to scale the process in a timely manner or do not have the ability to produce the drug economically, we may not be able to enter the market with a viable product. This would harm our financial and commercial prospects.
If we cannot successfully form and maintain suitable arrangements with third parties for the manufacturing of the products we may develop, our ability to develop or deliver products may be impaired.
          We have little experience in manufacturing products for commercial purposes and do not have manufacturing facilities. Accordingly, we must either develop such facilities, which will require substantial additional funds, or rely on contract manufacturers for the production of products for development and commercial purposes. While we have signed contracts with suppliers for the production of vilazodone material and tablets for our clinical trials and have contracted for sufficient materials to complete these trials, we rely on these contract manufacturers to fulfill this need. Failure of those contract manufacturers would seriously harm our ability to complete our clinical trial program for vilazodone and to have suitable product to commercialize.
          The manufacture of our products for clinical trials and commercial purposes is subject to cGMP regulations promulgated by the FDA. In the event that we are unable to develop satisfactory manufacturing facilities or obtain or retain third party manufacturing for our products, we will not be able to commercialize such products as planned. We may not be able to enter into agreements for the manufacture of future products with manufacturers whose facilities and procedures comply with cGMP, and other regulatory requirements. Our current dependence upon others for the manufacture of our products may adversely affect our ability to develop and deliver such products on a timely and competitive basis and, in the longer term, the profit margin, if any, on the sale of future products and our ability to develop and deliver such products on a timely and competitive basis.
New drug and genetic and pharmacogenetic test development involves a lengthy and complex process, and we may be unable to commercialize any of the products we develop.
          We have limited experience in developing drugs and tests.
          Before we can develop diagnostic tests and commercialize any new products, we need to accomplish some or all of the following:
•	Collect and analyze DNA samples;

•	Conduct association studies to discover and replicate relationships between genetic variations in the DNA samples and phenotype of interest;

•	Undertake clinical trials to validate the efficacy, safety, toxicology, pharmacology, pharmacokinetics and other aspects of our drug candidates, and predictiveness of any related diagnostic tests;

•	Expend significant resources;

•	Maintain and expand our intellectual property rights;

•	Obtain, where necessary, marketing approvals from the FDA and other regulatory agencies; and

•	Find collaborative partners with manufacturing and commercial capabilities for our current and future drug candidates and related diagnostics.
          The process of developing new drugs and diagnostic tests takes several years. Our product development efforts may fail for many reasons, including:
•	The failure of products in the research and development stage;

•	The high cost of clinical trials and our lack of financial and other resources;

•	The inability to locate partners with sufficient resources to assist in conducting clinical trials; and

•	The lack of clinical validation data to support the validity and utility of our products.
          Success in early clinical trials is not replicated often in later studies; few research and development projects result in commercial products. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for revenues from those product candidates. In addition, as we develop products, we may partner with third parties or be required to make significant investments in product development, marketing and selling resources. If a clinical validation study fails to demonstrate the prospectively defined endpoints of the study, we may abandon the development of the product or product feature that was the subject of the clinical trial, which could harm our business.
Our operations may be affected by unexpected problems frequently encountered in connection with the development and transition to other technologies and by the competitive environment in which we operate.
          Even if we are successful in establishing genetic associations and validating them through clinical trials, there is no guarantee that we will be successful in our product development efforts. Even if we develop products for commercial use, these products may not be accepted by the research, diagnostic, medical and pharmaceutical marketplaces or be capable of being offered at prices that will enable us to become profitable. Our products may not ultimately prove to be useful for commercial markets, meet applicable regulatory standards or be successfully marketed.
Our international operations and sales expose us to foreign currency exchange rate fluctuation risks.
          The costs of importation of instruments and other products are subject to foreign currency fluctuations. In fiscal 2008 and for the six months ended September 30, 2008, sales to customers outside the U.S. accounted for approximately 34% and 38%, respectively, of our revenues. We anticipate that international sales will continue to account for a significant portion of our revenues. Most of our sales to international customers are denominated in Euros. To the extent that our sales and operating expenses are denominated in foreign currencies, our operating results may be affected by changes in exchange rates. Such gains and losses may be material and may adversely affect our future operating results. We sometimes engage in limited, transaction specific, foreign currency hedging transactions to reduce our risk; such hedging transaction may not allow us to avoid any currency exchange rate fluctuation risks.
Risk Factors Relating to Our Intellectual Property
If we are unable to protect effectively our intellectual property, we may not be able to operate our business and third parties may use our technology, both of which would impair our ability to compete in our markets.
          Our success will depend in significant part on our ability to obtain and maintain meaningful patent protection for certain of our technologies and products throughout the world. Patent law relating to the scope of claims in the technology fields in which we will operate is still evolving. The degree of future protection for our proprietary rights is uncertain. We will rely on patents to protect a significant part of our intellectual property and to enhance our competitive position. However, our presently pending or future patent applications may not issue as patents, and any patent previously issued to us or our subsidiaries may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents which have been issued to us or our subsidiaries or which may be issued to us in the future may not be sufficiently broad to prevent third parties from producing competing products similar to our products. In addition, the laws of various foreign countries in which we plan to compete may not protect our intellectual property to the same extent as do the laws of the U.S. If we fail to obtain adequate patent protection for our proprietary technology, our ability to be commercially competitive will be materially impaired.
          The patent positions of life science companies are generally uncertain and involve complex legal and factual questions. Our business could be hurt by any of the following:
•	Our pending patent applications may not result in issued patents;

•	The claims of any issued patents may not provide meaningful protection;

•	We may be unsuccessful in developing additional proprietary technologies that are patentable;

•	Our patents may not provide a basis for commercially viable products or provide us with any competitive advantages and may be challenged by third parties; and

•	Others may have patents that relate to our technology or business.
          Third parties have filed, and in the future are likely to file, patent applications covering biomarkers and related methods that we have developed or may develop or technology upon which our technology platform depends. If patent offices issue patents on these patent applications and we wish to use the biomarkers or technology, we would need to obtain licenses from third parties. However, we might not be able to obtain any such license on commercially favorable terms, if at all, and if we do not obtain these licenses, we might be prevented from using certain technologies or taking certain products to market.
          In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade-secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and strategic partners upon the commencement of a relationship. However, we may not obtain these agreements in all circumstances. In the event of unauthorized use or disclosure of this information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets and other proprietary information would impair its competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects.
If third parties make or file claims of intellectual property infringement against us, or otherwise seek to establish their intellectual property rights, we may have to spend time and money in response and cease some of our operations.
          Third parties may claim that we are employing their proprietary technology without authorization or that we are infringing on their patents. We could incur substantial costs and diversion of management and technical personnel in defending against any of these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products. In the event of a successful claim of infringement, courts may order us to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.
Any patent protection we obtain for our products may not prevent marketing of similar competing products.
          Patents on our products may not prevent our competitors from designing around and developing similar compounds or compounds with similar modes of action that may compete successfully with our products. Such third party compounds may prove to be superior to our products or gain wider market acceptance and thus adversely affect any revenue stream that we could otherwise expect from sales of our products.
Any patents we obtain may be challenged by producers of generic drugs.
          Patents covering innovative drugs, which are also commonly referred to as “branded drugs” or “pioneer drugs,” face increased scrutiny and challenges in the courts from manufacturers of generic drugs who may receive benefits such as limited marketing co-exclusivity if the challenge is successful. Such patent challenges typically occur when the generic manufacturer files an Abbreviated NDA with the FDA and asserts that the patent or patents covering the branded drug are invalid or unenforceable, forcing the owner or licensee of the branded drug to file suit for patent infringement. If any patents we obtain covering our pharmaceutical products are subject to such successful patent challenges, our marketing exclusivity may be eliminated or reduced in time, which would thus adversely affect any revenue stream that we could otherwise expect from sales of our products.
Risk Factors Relating to Our Industry

Our biopharmaceutical or diagnostic product candidates must undergo rigorous clinical trials and regulatory approvals, which could substantially delay or prevent their development or marketing.
          Any biopharmaceutical and some of our diagnostic products that we develop will be subject to rigorous clinical trials and an extensive regulatory approval process implemented by the FDA and analogous foreign regulatory agencies. This approval process is typically lengthy and expensive and approval is never certain. Positive results from pre-clinical studies and clinical trials do not ensure positive results in late stage clinical trials designed to permit application for regulatory approval. We do not know when, or if, our current clinical trials for vilazodone will be completed. Many factors affect patient enrollment including: the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the trial, alternative therapies, competing clinical trials and new drugs approved for the conditions we are investigating. As a result of all of these factors, our trials may take longer to enroll patients than we anticipate. Such delays may increase our costs and slow down our product development and the regulatory approval process. Our product development costs will also increase if we need to perform more or larger clinical trials than planned. The occurrence of any of these events will delay our ability to generate revenue from product sales and impair our ability to become profitable, which may cause us to have insufficient capital resources to support our operations.
          Because of the risks and uncertainties in biopharmaceutical development, products that we or our collaborators develop could take a significantly longer time to gain regulatory approval than we expect or may never gain approval. If we or our collaborators do not receive these necessary approvals, we will not be able to generate substantial product or royalty revenues and may not become profitable. We and our collaborators may encounter significant delays or excessive costs in our efforts to secure regulatory approvals. Factors that raise uncertainty in obtaining these regulatory approvals include the following:
•	We must demonstrate through clinical trials that the proposed product is safe and effective for its intended use;

•	We have limited experience in conducting the clinical trials necessary to obtain regulatory approval; and

•	Data obtained from pre-clinical and clinical activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approvals.
          Regulatory authorities may delay, suspend or terminate clinical trials at any time if they believe that the patients participating in trials are being exposed to unacceptable health risks or if they find deficiencies in the clinical trial procedures. In addition, our or our collaborators’ failure to comply with applicable regulatory requirements may result in criminal prosecution, civil penalties and other actions that could impair our ability to conduct our business.
          A long-term safety study of vilazodone was launched in December 2007 and a second Phase III study initiated enrollment in March 2008. Manufacture of clinical trial supplies and commercial supplies are also in progress, as well as completion of the non-clinical and other clinical requirements necessary for an NDA filing which is anticipated before the end of calendar 2009. This clinical trial and other efforts related to the development of vilazodone may be delayed for any of the reasons described above, and may take longer than anticipated to initiate and/or to complete.
Concerns regarding the use of genetic testing results may limit the commercial viability of any products we develop.
          Other companies have developed genetic predisposition tests that have raised ethical concerns. It is possible that employers or others could discriminate against people who have a genetic predisposition to certain diseases. Concern regarding possible discrimination may result in governmental authorities enacting restrictions or bans on the use of all, or certain types of, genetic testing. Similarly, such concerns may lead individuals to refuse to use genetic tests even if permissible. These factors may limit the market for, and therefore the commercial viability of, products that our collaborators and/or we may develop.
If we were sued for product liability, we could face substantial liabilities that may exceed our resources.
          We may be held liable if any product we develop, or any product which is made using our technologies, causes injury or is found unsuitable during product testing, manufacturing, marketing, sale or use. These risks are inherent in the development of chemical, agricultural, pharmaceutical and other such healthcare products and related methodologies. If we choose to obtain product liability insurance but cannot obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims, the commercialization of products that we or our commercial partners develop may be prevented or inhibited. If we are sued for any injury caused by our products, such liability could have a material adverse effect on our business and results of operations.
We may not be able to compete successfully with other companies and government agencies in the development and marketing of products and services.
          A number of companies are attempting to rapidly identify and patent genes that cause diseases or an increased susceptibility to diseases. Competition in this field and our other areas of business, including drug discovery and development, is intense and is expected to increase. We have numerous competitors, including major pharmaceutical and diagnostic companies, specialized biotechnology firms, universities and other research institutions, and other government-sponsored entities and companies providing healthcare information products. Our collaborators, including Roche and Merck, may also compete with us. Many of our competitors, either alone or with collaborators, have considerably greater capital resources, research and development staffs and facilities and technical and other resources than we do, which may allow them to discover important genes or develop drugs based on such discoveries before we do. We believe that a number of our competitors are developing competing products and services that may be commercially successful and that are further advanced in development than our potential products and services. To succeed, we must discover disease-predisposing genes, characterize their functions, develop genetic tests or therapeutic products and related information services based on such discoveries, obtain regulatory and other approvals, and launch such services or products before our competitors. Even if we are successful in developing effective products or services, our products and services may not successfully compete with those of our competitors, including cases where the competing drugs use the same mechanism of action as our products. Our competitors may succeed in developing and marketing products and services that are more effective than ours or that are marketed before ours.
          Competitors have established, and in the future may establish, patent positions with respect to gene sequences related to our research projects. Such patent positions or the public availability of gene sequences comprising substantial portions of the human genome could decrease the potential value of our research projects and make it more difficult for us to compete. We may also face competition from other entities in gaining access to DNA samples used for research and development purposes. Our competitors may also obtain patent protection or other intellectual property rights that could limit our rights, or our customers’ ability, to use our technologies or databases or commercialize therapeutic or diagnostics products. In addition, we face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to proprietary technology.
          We expect competition to intensify as technical advances are made and become more widely known. Our future success will depend in large part on maintaining a competitive position in the genomic field. Rapid technological development may result in products or technologies becoming obsolete before we recover the expenses we incur in developing them.
          Our ability to compete successfully will depend, in part, on our ability and that of our collaborators to:
•	Develop proprietary products;

•	Develop and maintain products that reach the market first, and are technologically superior to and more cost effective than, other products on the market;

•	Obtain patent or other proprietary protection for our products and technologies;

•	Attract and retain scientific and product development personnel;

•	Obtain required regulatory approvals; and

•	Manufacture, market and sell products that we develop.
Intense competition could reduce our market share or limit our ability to increase market share, which could harm our financial performance.
          The medical products industry is rapidly evolving and developments are expected to continue at a rapid pace. Competition in this industry, which includes our medical instrumentation, reagent and consulting services businesses, is intense and expected to increase as new products, technologies and services become available and new competitors enter the market. Our competitors in the U.S., Europe and Pacific-Asia are numerous and include, among others, large, multi-national diagnostic testing and medical products companies. Our future success depends upon maintaining a competitive position in the development of products, technologies and services in our areas of focus. Our competitors may:
•	Develop technologies, products and services that are more effective than our products or services, or that render our technologies, products or services obsolete or noncompetitive;

•	Obtain patent protection or other intellectual property rights that would prevent us from developing our potential products; or

•	Obtain regulatory approval for the commercialization of their products more rapidly or effectively than we do.
          Also, the possibility of intellectual property rights disputes with competitors holding domestic and foreign patent and other intellectual property rights may limit or delay expansion possibilities for our businesses. In addition, many of our existing or potential competitors have or may have substantially greater financial and managerial resources, research and development capabilities, and clinical, manufacturing, regulatory and marketing experience.
     We operate in a very competitive environment.
          We expect to encounter intense competition from a number of companies that offer products in our targeted application areas. We anticipate that our competitors in these areas will include:
•	Health care and other companies that manufacture laboratory-based tests and analyzers;

•	Diagnostic and pharmaceutical companies;

•	Molecular services businesses;

•	Companies developing drug discovery technologies;

•	Companies developing molecular diagnostic and genetic tests; and

•	Companies developing point-of-care diagnostic and genetic tests.
          If we are successful in developing products in these areas, we will face competition from established companies and numerous development-stage companies that continually enter these markets. In many instances, competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than us. Moreover, these competitors may offer broader product lines and have greater name recognition than us and may offer discounts as a competitive tactic.
          In addition, several development-stage companies are currently making or developing products that compete with or will compete with our potential products. Competitors may succeed in developing, obtaining approval from the FDA, or marketing technologies or products that are more effective or commercially attractive than our current or potential products or that render our technologies and current or potential products obsolete. Competitors may also develop proprietary positions that may prevent us from successfully commercializing products.
Risk Factors Relating to Our Common Stock.
     Future sales of our common stock or other securities may dilute our stockholders.

          We may sell common stock or other securities in the future in one or more transactions at prices and in a manner we determine from time to time. If we sell common stock or other securities in one or more transactions, existing stockholders who previously purchased our securities may be materially diluted by such subsequent sales.
If the investors in our private placements sell their shares, which have been registered under the Securities Act, the market price of our common stock may decline significantly.
          The shares of common stock issued to the investors in our June 2006 and November 2005 private placements, as well as any shares issuable upon exercise of the warrants issued to the investors in those transactions, have been registered under the Securities Act of 1933, known as the Securities Act, and such shares are freely transferable without restriction under the Securities Act (but may be subject to the short-swing profit rules and other restrictions on affiliates under the Securities Exchange Act of 1934, as amended). If a large number of shares are sold into the public market, the market price of our common stock may decline significantly.
Our ownership is concentrated among a small number of stockholders.
          Our ownership is concentrated among a small number of stockholders, including Randal J. Kirk, our Chairman, and his affiliates. Mr. Kirk and his affiliates hold approximately 48.3% of our outstanding common stock as of October 31, 2008, and are thus able to exert substantial control over various corporate matters including approvals of mergers, sales of assets, issuance of capital stock and similar transactions.
The price of our common stock is volatile and could cause investors to lose a substantial part of their investment.
          The stock market in general and the stock prices of technology companies in particular, experience volatility which has often been unrelated to the operating performance of any particular company or companies. Our common stock is lightly traded and its price could decline regardless of our company’s actual operating performance. Investors also could lose a substantial part of their investment as a result of industry or market-based fluctuations. If a more active public market for our common stock is not created, it may be difficult for stockholders to resell their shares. A number of additional factors also could cause the prevailing market prices of our common stock to fluctuate significantly and could adversely impact such prices and the ability of our company to raise additional equity capital. Such factors include but are not limited to the following:
•	The timing of our announcements or of our competitors’ announcements regarding significant products, contracts or acquisitions;

•	Variations in results of operations;

•	Changes in earnings estimates by securities analysts;

•	General economic and market conditions; and

•	Sales of substantial amounts of our common stock into the public market, or the perception that such sales might occur.
We may issue preferred stock with rights that could affect your rights and prevent a takeover of the business.
          Our Board of Directors has the authority, without further approval of our stockholders, to fix the rights and preferences, and to issue up to 1,500,000 shares of preferred stock (less any shares previously designated). In addition, Delaware corporate law imposes limitations on certain business combinations. These provisions could, under certain circumstances, delay or prevent a change in control of us and, accordingly, could adversely affect the price of our common stock.
We currently do not intend to pay dividends on our common stock and consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
          We currently do not plan to pay dividends on shares of our common stock in the near future. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates.

PLAN OF DISTRIBUTION
     We are registering 2,272,383 shares of our common stock on behalf of the selling stockholders. As used in this prospectus, “selling stockholders” includes the selling stockholders named in the table below and pledgees, donees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus. The selling stockholders may, from time to time, sell any or all of their shares of common stock on the Nasdaq Global Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. A selling stockholder may use any one or more of the following methods when selling shares:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or

•	any other method permitted pursuant to applicable law.
     Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with NASDR Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with NASDR IM-2440.
     In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
     The selling stockholders and any broker dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed the Company that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock.
     Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.
     We are required to pay certain fees and expenses that we incur incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.
     We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(e) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of the common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the shares by any of the selling stockholders.

SELLING STOCKHOLDERS
     The following table sets forth the number of shares beneficially owned by each of the selling stockholders. Except as otherwise indicated, none of the selling stockholders has held a position or office or had a material relationship with us within the past three years other than as a result of the ownership of our common stock or other securities of ours or as a result of being a service provider to us. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below.
     Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that each selling stockholder has sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by it. The percent of beneficial ownership for the selling stockholders is based on 22,742,256 shares of our common stock outstanding as of November 24, 2008.
     We may amend or supplement this prospectus from time to time in the future to update or change this list and shares which may be resold.

Percent of
			Number of Shares to	Outstanding Shares to
	Number of Shares	Number of Shares	be Owned after	be Owned after
	Beneficially Owned	Registered for Sale	Completion of the	Completion of the
Selling Stockholder	Prior to Offering	Hereby	Offering (1)	Offering (1)
Randal J. Kirk (2)	9,462,760	2,272,383	9,462,760	41.6%

*	Less than one percent.

(1)	We do not know when or in what amounts the selling stockholders will offer shares for sale, if at all. The selling stockholders may sell any or all of the shares included in and offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that after completion of the offering, none of the shares included in and covered by this prospectus will be held by the selling stockholders.

(2)	Mr. Kirk is one of our directors and is the chairman of our board of directors. The number of shares beneficially owned prior to offering includes 2,063,458 shares owned by Mr. Kirk; 1,626,722 shares owned by Kirkfield, L.L.C. (“Kirkfield”); 1,049,877 shares owned by New River Management II, LP (“NRM II”); 290,014 shares owned by New River Management III, LP (“NRM III”); 3,380,985 shares owned by New River Management V, LP (“NRM V”); 230,029 shares owned by Radford Investments Limited Partnership (“Radford”); 242,388 shares owned by Randal J. Kirk (2000) Limited Partnership (“RJK 2000”); 1,096,624 shares owned by RJK, L.L.C. (“RJK”); 24,240 shares owned by Third Security Incentive 2008 LLC (“Incentive08”); 48,478 shares owned by Third Security Senior Staff 2008 LLC (“SenStaff08”); 692,617 shares owned by Third Security Staff 2001 LLC (“Staff01”); 48,478 shares owned by Third Security Staff 2008 LLC (“Staff08”); and 183,772 shares owned by Zhong Mei, L.L.C. (“Zhong Mei”). The number of shares registered for sale hereby includes warrants held by Mr. Kirk to purchase an aggregate of 212,089 shares of our common stock exercisable at $16.44 per share; warrants held by Incentive08 to purchase an aggregate of 12,120 shares of our common stock exercisable at $16.44 per share; warrants held by Kirkfield to purchase an aggregate of 302,983 shares of our common stock exercisable at $16.44 per share; warrants held by RJK 2000 to purchase an aggregate of 121,194 shares of our common stock exercisable at $16.44 per share; warrants held by SenStaff08 to purchase an aggregate of 24,239 shares of our common stock exercisable at $16.44 per share; warrants held by Staff08 to purchase an aggregate of 24,239 shares of our common stock exercisable at $16.44 per share; and warrants held by Zhong Mei to purchase an aggregate of 60,597 shares of our common stock exercisable at $16.44 per share. Mr. Kirk is deemed to have beneficial ownership of all shares owned by Kirkfield, NRM II, NRM III, NRM V, Radford, RJK 2000, RJK, Incentive08, SenStaff08, Staff01, Staff08 and Zhong Mei.

LEGAL MATTERS
     Cooley Godward Kronish LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.
EXPERTS
     The consolidated financial statements of Clinical Data, Inc., incorporated in this Prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended March 31, 2008, and the effectiveness of Clinical Data, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment,” effective April 1, 2006 and (2) express an unqualified opinion on the effectiveness of internal control over financial reporting). Such financial statements have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.
     The financial statements of Adenosine Therapeutics, LLC incorporated in this prospectus by reference to the Current Report on Form 8-K/A as filed with the Securities and Exchange Commission on October 6, 2008 for the years ended December 31, 2007 and 2006, have been so incorporated in reliance on the report of McGladrey & Pullen, LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
INFORMATION INCORPORATED BY REFERENCE
     The SEC allows us to “incorporate by reference” the information we and our subsidiaries have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus except for any information superseded by information contained directly in this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of the initial registration statement and prior to effectiveness of the registration statement:
(1)	our Annual Report on Form 10-K for the fiscal year ended March 31, 2008, filed with the SEC on June 16, 2008;

(2)	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the SEC on August 11, 2008, and for the quarter ended September 30, 2008, filed with the SEC on November 5, 2008;

(3)	our current reports on Form 8-K, filed on April 23, 2008, June 16, 2008, August 5, 2008 (as to Items 8.01 and 9.01 only), August 8, 2008 (as amended on October 6, 2008 (including all exhibits thereto)), August 11, 2008, September 23, 2008, September 30, 2008, October 28, 2008 and October 31, 2008;

(4)	the description of our Common Stock, par value $0.01 per share, contained in the Section entitled “Description of Clinical Data Capital Stock — Clinical Data Common Stock,” incorporated by reference from our registration statement on Form S-4, including the prospectus contained therein, filed with the Commission on October 27, 2005, including any amendment or report filed hereafter for the purpose of updating such description; and

(5)	all reports and other documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (a) after the date of the filing of the original Registration Statement and prior to the effectiveness of the Registration Statement and (b) until all of the common stock to which this prospectus relates has been sold or the offering is otherwise terminated, except in each case for information contained in any such filing where we indicate that such information is being furnished and is not considered “filed” under the Exchange Act, which filings will be deemed to be incorporated by reference in this prospectus and the accompanying prospectus supplement and to be a part hereof from the date of filing of such documents this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing of such reports and other documents.
You may obtain copies of these filings, at no cost, by writing or telephoning us at the following address:
Clinical Data, Inc.
One Gateway Center, Suite 702
Newton, MA 02458
Attention: Chief Legal Officer
Telephone: (617) 527-9933
2,272,383 Shares of Common Stock

Prospectus

                    ___, 2008

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution.
     The following table sets forth the estimated costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

To be Paid by the
Registrant
SEC registration fee	$702.00
Legal fees and expenses	$10,000.00
Accounting fees and expenses	$5,000.00
Printing and engraving expenses	$5,000.00
Miscellaneous fees and expenses	$5,000.00
Total	$25,702.00
     All of the above figures, except the SEC registration fee, are estimates.
Item 15. Indemnification of Directors and Officers.
     Our certificate of incorporation provides that we shall, to the fullest extent permitted by Section 145 of the Delaware General Corporation Law, indemnify any and all directors and officers which we shall have the power to indemnify from and against any and all of the expenses, liabilities or other matters referred to in or covered by Section 145 of the Delaware General Corporation Law. Our certificate of incorporation also provides that such indemnification rights shall not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of its stockholders or disinterested directors or otherwise. Our certificate of incorporation additionally provides that, to the fullest extent permitted by Delaware law, our directors shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.
     Our amended and restated bylaws provide that we shall, to the fullest extent authorized by the General Corporation Law of the state of Delaware, indemnify any person who was or is a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, investigative or otherwise, and whether by or in the right of our Company, our stockholders, a third party or otherwise, by reason of the fact that such person is or was a director or officer of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including, without limitation, a charity or a non-profit organization or person, against all expenses (including, but not limited to attorneys’ fees), liability, loss, judgments, fines, excise taxes, penalties and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including expenses incurred in seeking indemnification. No indemnification is available with respect to: (i) indemnification of any improper personal benefit which a director or officer is determined to have received and of the expenses of defending against an improper personal benefit claim unless the director or officer is successful on the merits in said defense, and (ii) indemnification of present or former officers, directors, employees or agents of a constituent corporation absorbed in a merger or consolidation transaction with us with respect to their activities prior to said transaction, unless specifically authorized by the our board of directors or stockholders. Our bylaws also provide that such indemnification rights shall not be exclusive of other indemnification rights to which those seeking indemnification may be entitled by law or under any bylaw, agreement, vote of our stockholders or directors or otherwise.
     We have entered into indemnification agreements with each of our current directors and officers, pursuant to which we agreed to indemnify each director and officer with respect to any expenses, judgments, fines penalties, and amounts paid in settlement in connection with any claim, pending or completed action, suit or proceeding, or any inquiry or investigation, related to any actions taken by the director or officer related to their service us as a director or officer.
     We intend to purchase and maintain insurance on behalf of any person who is a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in any such capacity, subject to certain exclusions.
Item 16. Exhibits.
     The exhibits filed with this registration statement are set forth on the exhibit index following the signature page and are incorporated by reference in their entirety into this item.
Item 17. Undertakings.
     (a) The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
     (ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
     Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.
     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
     (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
     (A) Each prospectus filed by a Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and
     (B) Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5) or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii) or (x) for the purpose of providing the information required by Section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which the prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (c) The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.
     (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Town of Newton, State of Massachusetts, on November 25, 2008.

CLINICAL DATA, INC.
By:	/s/ Andrew J. Fromkin
Andrew J. Fromkin
President and Chief Executive Officer Principal Executive Officer

By:	/s/ C. Evan Ballantyne
C. Evan Ballantyne
Senior Vice President and Chief Financial Officer Principal Financial and Accounting Officer

POWER OF ATTORNEY
     Each person whose signature appears below hereby constitutes and appoints Andrew J. Fromkin and Caesar J. Belbel or either of them, as his attorney-in-fact, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement on Form S-3, including post-effective amendments and any and all new registration statements filed pursuant to Rule 462 under the Securities Act, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each said attorney-in-fact or his or her substitute or substitutes may do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ RANDAL J. KIRK Randal J. Kirk	Chairman of the Board	November 25, 2008

/s/ ANDREW J. FROMKIN Andrew J. Fromkin	Director, President and Chief Executive Officer (Principal Executive Officer)	November 25, 2008

/s/ C. EVAN BALLANTYNE C. Evan Ballantyne	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 25, 2008

/s/ LARRY D. HORNER Larry D. Horner	Director	November 25, 2008

/s/ ARTHUR B. MALMAN Arthur B. Malman	Director	November 25, 2008

/s/ BURTON E. SOBEL, M.D. Burton E. Sobel, M.D.	Director	November 25, 2008

/s/ RICHARD J. WALLACE Richard J. Wallace	Director	November 25, 2008

EXHIBIT INDEX

Exhibit	Exhibit
No.	Title

4.1	Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 11, 2008. Filed as Exhibit 3.2 to the Company’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on June 16, 2008, and incorporated herein by reference.

4.2	Amended and Restated By-laws of the Company, as of June 20, 2005. Filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed with the Commission on June 24, 2005, and incorporated herein by reference.

4.3	Specimen Common Stock Certificate. Filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-1 (File No. 2-82494), as filed with the Commission on March 17, 1983, and incorporated herein by reference.

5.1*	Opinion of Cooley Godward Kronish LLP as to the validity of the common stock of Clinical Data being registered hereby, together with consent.

23.1*	Consent of Deloitte & Touche LLP, Clinical Data’s independent registered public accounting firm.

23.2*	Consent of McGladrey & Pullen, LLP, Adenosine Therapeutics, LLC’s independent registered public accounting firm.

23.3*	Consent of Cooley Godward Kronish LLP (included in Exhibit 5.1).

24.1*	Power of Attorney (included in the signature page of this registration statement).

*	Filed herewith.